Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, December 10, 2015 – Ultrapar Participações S.A. (“Ultrapar”) announces its investment plan for 2016, approved by its Board of Directors.

Ultrapar’s investment plan for 2016 amounts to R$ 1,809 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations.

Organic investment plan¹ (R$ million)	2016 (B)
Ipiranga	887
Oxiteno	460
Ultragaz	208
Ultracargo	118
Extrafarma	124
Others	12
Total	1,809

1	Net of disposals, excluding acquisitions

At Ipiranga, we plan to invest (i) R$ 354 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, and in new distribution centers to supply the convenience stores, (ii) R$ 112 million in the expansion of its logistics infrastructure to support growth, mainly through the construction and expansion of logistics facilities, and (iii) R$ 421 million in the maintenance and modernization of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, as well as information systems to support its operations.

Oxiteno’s investment plan approved for 2016 totals R$ 460 million. This amount includes US$ 65 million to the construction of the new ethoxylation unit at its Texas (USA) plant, which was announced in November 2015, and shall be concluded by the end of 2017. The new unit’s capacity will be 170,000 tons per year at its final stage. The remaining amount will be focused in maintenance and modernization of its plants for higher productivity, as well as information systems.

At Ultragaz, investments will be focused mainly (i) on capturing new clients in the bottled and bulk segment, (ii) on the replacement and purchase of LPG bottles, (iii) on the expansion and maintenance of filling plants, and (iv) on IT with focus on systems to support its operations.

Ultracargo will invest R$ 118 million mainly (i) in the modernization of safety systems of its terminals, (ii) in the expansion of Itaqui terminal, which shall start operating in 2017, and (iii) in the adjustment and maintenance of the infrastructure of its terminals.

At Extrafarma, we plan to invest R$ 124 million mainly in the opening of new drugstores and in the maintenance of its activities.

In addition, the plan includes strengthening our IT platform in all business to serve even better our customers, to improve logistics efficiency, to develop new ways of selling and to expand relationships with our resellers and partners.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market Announcement)